UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB0006776081
Issuer Name
PEARSON PLC
UK or Non-UK Issuer
UK
2. Reason for Notification
An acquisition or disposal of voting rights
3. Details of person subject to the notification obligation

Name
BlackRock, Inc.
City of registered office (if applicable)
Wilmington
Country of registered office (if applicable)
USA
4. Details of the shareholder

Is the shareholder the same as the person subject to the notification obligation, above?
Yes
Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached
19-Mar-2021
6. Date on which Issuer notified
22-Mar-2021
7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	4.97%	2.00%	6.97%	52,738,758
Position of previous notification (if applicable)	5.00%	1.97%	6.97%
8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

CLASS/TYPE OF SHARES ISIN CODE (IF POSSIBLE)	NUMBER OF DIRECT VOTING RIGHTS (DTR5.1)	NUMBER OF INDIRECT VOTING RIGHTS (DTR5.2.1)	% OF DIRECT VOTING RIGHTS (DTR5.1)	% OF INDIRECT VOTING RIGHTS (DTR5.2.1)
GB0006776081		37,483,939		4.97%
Sub Total 8.A	37,483,939		4.97%
8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

TYPE OF FINANCIAL INSTRUMENT	EXPIRATION DATE	EXERCISE/CONVERSION PERIOD	NUMBER OF VOTING RIGHTS THAT MAY BE ACQUIRED IF THE INSTRUMENT IS EXERCISED/CONVERTED	% OF VOTING RIGHTS
American Depository Receipt			35,072	0.00%
Securities Lending			14,696,803	1.94%
Sub Total 8.B1			14,731,875	1.94%
8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

TYPE OF FINANCIAL INSTRUMENT	EXPIRATION DATE	EXERCISE/CONVERSION PERIOD	PHYSICAL OR CASH SETTLEMENT	NUMBER OF VOTING RIGHTS	% OF VOTING RIGHTS
CFD			Cash	522,944	0.06%
Sub Total 8.B2				522,944	0.06%
9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate Controlling Person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock HK Holdco Limited
BlackRock Lux Finco S.a.r.l.
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.
BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock Investment Management (UK) Limited
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock International Limited
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Institutional Trust Company, National Association
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock (Netherlands) B.V.
BlackRock Asset Management Deutschland AG
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock Advisors (UK) Limited
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited
BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC
Amethyst Intermediate, LLC
Aperio Holdings, LLC
Aperio Group, LLC
10. In case of proxy voting

Is there proxy voting?
No
Name of the proxy holder

 The number and % of voting rights held

 The date until which the voting rights will be held

11. Additional Information
BlackRock Regulatory Threshold Reporting TeamJana Blumenstein020 7743 3650
12. Date of Completion
22nd March, 2021
 13. Place Of Completion
12 Throgmorton Avenue, London, EC2N 2DL, U.K.

Natalie White
Deputy Company Secretary
Pearson plc
23rd March 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 23 March 2021
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary